EXHIBIT 1

PRESS RELEASE

FOR IMMEDIATE RELEASE

GPC Biotech Reports Financial Results

for the First Quarter of 2007

Quarter highlighted by

•	completion of NDA submission for satraplatin, now under priority review at the FDA

•	presentation of important data from satraplatin SPARC Phase 3 trial at major medical conferences

Martinsried/Munich (Germany) and Princeton, N.J., May 15, 2007 - GPC Biotech AG (Frankfurt Stock Exchange: GPC; TecDAX 30; NASDAQ: GPCB) today reported financial results for the first quarter ended March 31, 2007.

First quarter 2007 compared to first quarter 2006

Revenues decreased 30% to € 3.8 million for the first quarter ended March 31, 2007, compared to € 5.4 million for the first quarter 2006. The decrease in revenues is mainly due to lower development funding received under the co-development and license agreement with Pharmion for satraplatin for Europe and certain other territories, which reflects the decrease in research and development (R&D) spending for the first quarter of 2007. R&D expenses decreased 10% to € 13.0 million for the first three months of 2007 compared to € 14.5 million for the same period in 2006. This decrease was mainly due to the maturation of the satraplatin SPARC Phase 3 registrational study. In the first quarter of 2007, general and administrative (G&A) expenses increased 150% to € 11.0 million compared to € 4.4 million for the first quarter of 2006. This increase is mainly due to expanded activities in marketing and sales and increased legal expenses. Net loss for the first quarter of 2007 increased 49% to € (19.2) million compared to € (12.9) million for the first quarter of 2006. Basic and diluted loss per share was € (0.54) for the first quarter of 2007 compared to € (0.41) for the same quarter in 2006.

As of March 31, 2007, cash, cash equivalents, marketable securities and short-term investments totaled € 112.8 million (December 31, 2006: € 97.1 million), including € 1.5 million in restricted cash. Net cash burn for the first quarter of 2007 was € 19.4 million. Net cash burn is derived by adding net cash used in operating activities and purchases of property, equipment and licenses. The figures used to calculate net cash burn are contained in the Company’s unaudited consolidated statements of cash flows for the first quarter ended March 31, 2007.

Quarter over quarter results: first quarter 2007 compared to fourth quarter 2006

Revenues for the first quarter of 2007 decreased 25% to € 3.8 million compared to € 5.1 million for the previous quarter. R&D expenses decreased 17% to € 13.0 million for the first quarter of 2007 compared to € 15.6 million for the fourth quarter of 2006. G&A expenses for the first quarter of 2007 increased 45% to € 11.0 million compared to € 7.6 million for the previous quarter. The Company’s net loss was € (19.2) million in the first quarter of 2007 compared to € (17.2) million for the previous quarter. Basic and diluted loss per share was € (0.54) for the first quarter of 2007 compared to € (0.51) for the previous quarter.

“For the fiscal year 2007, we confirm our guidance of stable revenues compared to the € 22.7 million we generated in 2006. We also reiterate our guidance for 2007 of a moderate increase in R&D expenses and a significant increase in G&A expenses due to the buildup of our commercial organization,” said Mirko Scherer, Ph.D., Senior Vice President and Chief Financial Officer. “With cash, cash equivalents and available for sale securities of € 112.8 million as of March 31, we are in a solid financial position to aggressively move forward with our plans for a possible launch of satraplatin later this year.”

Bernd R. Seizinger, M.D., Ph.D., Chief Executive Officer, said: “We have already had several key achievements in the first few months of 2007, including completion of the NDA submission for satraplatin and its acceptance for filing by the FDA. We are very pleased that FDA has granted the NDA submission priority review status and look forward to an action by the agency in August this year.”

Dr. Seizinger continued: “We are very busy preparing for the possible U.S. launch of satraplatin later this year. With the acceptance of the NDA filing and the assignment of priority review by the FDA, and with the senior management of our U.S. marketing and sales organization in place, we have begun to hire the field sales force. In addition, we continue to move forward satraplatin clinical trials in other oncology indications, as well as our other development and discovery programs.”

Key Achievements: Year-to-Date 2007

•	Private placement with institutional investors raising net proceeds of € 32.6 million

•	Rolling submission of an NDA for satraplatin completed and accepted for filing by the U.S. FDA

•	NDA for satraplatin granted priority review status, setting target date for FDA action in August 2007

•

Key progression-free survival (PFS) results as well as positive data on pain and PSA response rates from the satraplatin SPARC Phase 3 registrational trial in second-line chemotherapy for hormone-refractory prostate cancer presented at major international oncology and urology meetings

•	Satraplatin Expanded Rapid Access protocol (SPERA) launched in the U.S.

Conference call scheduled

As previously announced, the Company has scheduled a conference call to which participants may listen via live webcast, accessible through the GPC Biotech Web site at www.gpc-biotech.com or via telephone. A replay will be available via the Web site following the live event. The call, which will be conducted in English, will be held on May 15 at 14:00 CET/8:00 AM ET. The dial-in numbers for the call are as follows:

Participants from Europe: 0049 (0)69 9897 2631 or 0044 (0)20 7138 0813

Participants from the U.S.: 1-718-354-1359

Please dial in 10 minutes before the beginning of the meeting.

About GPC Biotech

GPC Biotech AG is a publicly traded biopharmaceutical company focused on discovering, developing and commercializing new anticancer drugs. GPC Biotech’s lead product candidate satraplatin is currently under review by the U.S. FDA for hormone-refractory prostate cancer patients whose prior chemotherapy has failed. Satraplatin was in-licensed from Spectrum Pharmaceuticals, Inc. GPC Biotech is also developing a monoclonal antibody with a novel mechanism-of-action against a variety of lymphoid tumors, currently in Phase 1 clinical development, and has ongoing drug development and discovery programs that leverage its expertise in kinase inhibitors. GPC Biotech AG is headquartered in Martinsried/Munich (Germany), and has a wholly owned U.S. subsidiary headquartered in Princeton, New Jersey. For additional information, please visit GPC Biotech’s Web site at www.gpc-biotech.com.

This press release contains forward-looking statements, which express the current beliefs and expectations of the management of GPC Biotech AG. Such statements are based on current expectations and are subject to risks and uncertainties, many of which are beyond our control, that could cause future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Actual results could differ materially depending on a number of factors, and we caution investors not to place undue reliance on the forward-looking statements contained in this press release. In particular, additional information relating to the safety, efficacy or tolerability of satraplatin may be discovered upon further analysis of data from the SPARC trial or analysis of additional data from other ongoing clinical trials for satraplatin. Furthermore, even if these results are confirmed upon full analysis of the trial, we cannot guarantee that satraplatin will be approved for marketing in a timely manner, if at all, by regulatory authorities nor that, if marketed, satraplatin will be a successful commercial product. We direct you to GPC Biotech’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005 and other reports filed with the U.S. Securities and Exchange Commission for additional details on the important factors that may affect the future results, performance and achievements of GPC Biotech. Forward-looking statements speak only as of the date on which they are made and GPC Biotech does not undertake any obligation to update these forward-looking statements, even if new information becomes available in the future.

The scientific information discussed in this press release related to satraplatin is investigative. Satraplatin has not yet been approved by the FDA in the U.S., the EMEA in Europe or any other regulatory authority and no conclusions can or should be drawn regarding its safety or effectiveness. Only the relevant regulatory authorities can determine whether satraplatin is safe and effective for the use(s) being investigated.

GPC Biotech AG

Martin Braendle

Director, Investor Relations & Corporate Communications

Phone: +49 (0)89 8565-2693

ir@gpc-biotech.com

In the U.S.: Laurie Doyle

Director, Investor Relations & Corporate Communications

Phone: +1 609 524 5884

usinvestors@gpc-biotech.com

Additional Media Contacts:

In Europe:

Maitland

Brian Hudspith

Phone: +44 (0)20 7379 5151

bhudspith@maitland.co.uk

In the U.S.:

Russo Partners, LLC

David Schull

Phone: +1 212 845-4271

david.schull@russopartnersllc.com

– Financials follow –

Condensed Consolidated Statements of Operations (U.S. GAAP)

	Three months ended March 31,
in thousand €, except share and per share data	2007 (unaudited)	2006 (unaudited)
Collaborative revenues (a)	3,762	5,398
Grant revenues	77	—
Total revenues	3,839	5,398
Research and development expenses	13,040	14,519
General and administrative expenses	11,023	4,377
Amortization of intangible assets	91	72
Total operating expenses	24,154	18,968

Operating loss	(20,315)	(13,570)
Other income (expense), net	157	(674)
Interest income	1,028	951
Interest expense	(27)	(22)

Net loss before cumulative effect of change in accounting principle	(19,157)	(13,315)
Cumulative effect of change in accounting principle	—	433

Net loss	(19,157)	(12,882)

Loss per share before change in accounting principle	(0.54)	(0.43)

Cumulative effect of change in accounting principle	—	0.02

Basic and diluted loss per share	(0.54)	(0.41)

Shares used in computing basic and diluted loss per share	35,441,336	31,317,316

(a) Revenues from related party
Collaborative revenues	—	1,474

See accompanying notes to unaudited condensed consolidated financial statements.

Condensed Consolidated Balance Sheets (U.S. GAAP)

in thousand €, except share data and per share data

	March 31,	December 31,
	2007 (unaudited)	2006
Assets
Current assets
Cash and cash equivalents	64,903	38,336
Marketable securities and short-term investments	46,362	57,186
Accounts receivable	2,330	11
Accounts receivable, related party	—	395
Prepaid expenses	1,342	1,299
Other current assets	3,012	2,970

Total current assets	117,949	100,197

Property and equipment, net	4,472	4,259
Intangible assets, net	311	405
Other assets, non-current	1,110	1,127
Restricted cash	1,535	1,531

Total assets	125,377	107,519

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	2,155	2,262
Accrued expenses and other current liabilities	15,485	14,346
Current portion of deferred revenue	7,097	7,240
Current portion of deferred revenue, related party	—	896

Total current liabilities	24,737	24,744

Deferred revenue, net of current portion	8,999	9,103
Convertible bonds	3,178	3,108
Other liabilities, non-current	3,163	3,389

Shareholders’ equity
Ordinary shares, € 1 non-par, notional value:
Shares authorized: 62,695,630 at March 31, 2007 and December 31, 2006
Shares issued and outstanding: 35,948,448 at March 31, 2007 and 33,895,444 at December 31, 2006	35,948	33,895
Additional paid-in capital	363,427	328,171
Subscribed shares	664	334
Accumulated other comprehensive loss	(2,112)	(1,755)
Accumulated deficit	(312,627)	(293,470)

Total shareholders’ equity	85,300	67,175

Total liabilities and shareholders’ equity	125,377	107,519

See accompanying notes to unaudited condensed consolidated financial statements.

Condensed Consolidated Statements of Cash Flows (U.S. GAAP)

	Three months ended March 31,
in thousand €	2007 (unaudited)	2006 (unaudited)
Cash flows from operating activities
Net loss	(19,157)	(12,882)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation	423	434
Amortization	90	71
Compensation cost for stock option plans and convertible bonds	2,566	1,560
Cumulative effect of change in accounting principle	—	(433)
Change in accrued interest income on marketable securities and short-term investments	(157)	(82)
Bond premium amortization	52	199
Gain on disposal of property and equipment	(43)	(28)
Changes in operating assets and liabilities:
Accounts receivable	(2,320)	31,325
Accounts receivable, related party	395	1,436
Other assets, current and non-current	(86)	(1,425)
Accounts payable	(92)	(1,774)
Deferred revenue	(247)	(3,414)
Deferred revenue, related party	(896)	(1,203)
Other liabilities and accrued expenses, current and non-current	772	(974)

Net cash (used in) provided by operating activities	(18,700)	12,810

Cash flows from investing activities
Purchases of property, equipment and licenses	(657)	(327)
Proceeds from the sale of property and equipment	45	—
Proceeds from the sale or maturity of marketable securities and short-term investments	11,000	—

Net cash provided by (used in) investing activities	10,388	(327)

Cash flows from financing activities
Proceeds from issuance of shares, net of payments for cost of transaction	32,632	36,080
Proceeds from issuance of convertible bonds	262	140
Payments for cancellation of convertible bonds	(4)	—
Proceeds from exercise of stock options and convertible bonds	2,143	426
Cash received for subscribed shares	330	—

Net cash provided by financing activities	35,363	36,646

Effect of exchange rate changes on cash	(467)	(209)
Changes in restricted cash	(17)	(14)
Net increase/(decrease) in cash and cash equivalents	26,567	48,906
Cash and cash equivalents at the beginning of the period	38,336	30,559

Cash and cash equivalents at the end of the period	64,903	79,465

See accompanying notes to unaudited condensed consolidated financial statements

Consolidated Statements of Changes in Shareholders’ Equity (U.S. GAAP)

(in thousand €, except share data)

	Ordinary shares		Additional Paid-in Capital	Subscribed Shares	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Shareholders’ Equity
	Shares	Amount
Balance at December 31, 2005	30,151,757	30,152	284,931	—	(2,093)	(229,457)	83,533

Components of comprehensive loss:
Net loss						(12,882)	(12,882)
Change in unrealized gain on available-for-sale securities					130		130
Accumulated translation adjustments					(123)		(123)

Total comprehensive loss							(12,875)
Issuance of shares	2,860,000	2,860	33,220				36,080
Exercise of stock options and convertible bonds	77,476	77	368				445
Cumulative effect of change in accounting principle			(433)				(433)
Compensation cost for stock options and convertible bonds			1,560				1,560

Balance at March 31, 2006 (unaudited)	33,089,233	33,089	319,646	—	(2,086)	(242,339)	108,310

Balance at December 31, 2006	33,895,444	33,895	328,171	334	(1,755)	(293,470)	67,175

Components of comprehensive loss:
Net loss						(19,157)	(19,157)
Change in unrealized gain on available-for-sale securities					72		72
Accumulated translation adjustments					(429)		(429)

Total comprehensive loss							(19,514)
Issuance of shares	1,564,587	1,565	31,068				32,633
Exercise of stock options and convertible bonds	488,417	488	1,842	330			2,660
Compensation cost for stock options and convertible bonds			2,346				2,346

Balance at March 31, 2007 (unaudited)	35,948,448	35,948	363,427	664	(2,112)	(312,627)	85,300

See accompanying notes to unaudited condensed consolidated financial statements

GPC Biotech AG

Notes to the Unaudited Condensed Consolidated Financial Statements

1. Basis of Presentation

The accompanying unaudited condensed consolidated financial statements of GPC Biotech AG (the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), applicable to interim financial reporting, specifically Accounting Principles Board Opinion No. 28 “Interim Financial Reporting”. These unaudited condensed consolidated financial statements do not include all information and disclosures required for a complete set of financial statements. However in the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the three-month period ended March 31, 2007 are not necessarily indicative of results to be expected for the full year ending December 31, 2007. The balance sheet at December 31, 2006 has been derived from the audited consolidated financial statements at that date but does not include all of the information required by U.S. GAAP for complete financial statements. For further information, refer to the consolidated financial statements and footnotes thereto for the year ended December 31, 2006.

2. New Accounting Pronouncements

As of January 1, 2007, GPC Biotech adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (FIN 48). The Company has certain deferred tax assets as a result of several years of losses from operations. In accordance with FIN 48, management determined that it is more likely than not that sufficient future taxable income will not be available to realize those deferred tax assets. Therefore, management recognized a full valuation allowance for those deferred tax assets.

The Company’s policy is to accrue interest and penalties on the tax obligations and classify them as current or noncurrent depending on when the amount is anticipated to be paid. Currently, the Company does not take any other tax positions nor has any interest or penalties.

3. Related Party Disclosures

ALTANA Pharma AG (“ALTANA Pharma”) is no longer a related party with the Company, because the board membership of Dr. Bernd Seizinger at ALTANA Pharma ended December 31, 2006. Therefore, transactions consummated with ALTANA Pharma from and after January 1, 2007 are no longer classified as transactions with a related party.

4. Commitments and Contingencies

Contingent Commitments and Contingent Losses

From time to time, the Company may be party to certain legal proceedings and claims which arise during the ordinary course of business. The Company also has other contingencies relating to potential milestone payments. Legal proceedings and contingent commitments are subject to various uncertainties and the outcomes are difficult to predict. GPC Biotech may incur significant expense in defending these or future legal proceedings and in fulfilling these contingencies, however, in the opinion of management, the ultimate outcome of these matters will not have material adverse effects on the Company’s financial position, results of operations or cash flows. In accordance with SFAS No. 5, Accounting for Contingencies, the Company makes a provision for a liability when it is both probable that a liability has been incurred at the date of the financial statements and when the amount of the loss is reasonably estimable. With respect to a number of the items listed below, management has determined that a loss is not probable or the amount of the loss is not reasonably estimable, or both.

Arbitration Proceedings

On December 12, 2006, the Company was notified by Spectrum Pharmaceuticals Inc. (“Spectrum”), that Spectrum had initiated an arbitration proceeding with the American Arbitration Association (“AAA”) in the United States to resolve a dispute between the companies under the co-development and license agreement for satraplatin. In the course of the arbitration proceedings, Spectrum has made several claims of breach of contract, including (1) an assertion that it is entitled to a payment from GPC Biotech of approximately €9.0 million relating to payments received by GPC Biotech under the co-development and license agreement between GPC Biotech and Pharmion GmbH entered on December 19, 2005, (2) a claim that GPC Biotech has not used commercially reasonable efforts to obtain regulatory approval and to promote the distribution of satraplatin in Japan, and (3) a claim that GPC Biotech has not negotiated with Spectrum in good faith regarding the co-promotion of satraplatin in the United States. Spectrum is also seeking a declaration that GPC Biotech’s alleged breaches of contract provide a basis for termination of the co-development and license agreement. The Company believes that Spectrum’s claims have no merit and is therefore contesting such claims vigorously. Management assessed the prospect of an unfavorable outcome of this arbitration as highly unlikely. A three member arbitration panel has been selected and the matter is currently scheduled to be heard by the panel in July 2007. Fees which the Company pays to its external legal advisors and for other services associated with this arbitration process are expensed in the period when such legal and other services are rendered.

Marketing Approval of Satraplatin in the U.S. and Europe

Upon receiving marketing approval for satraplatin in the U.S. and/or Europe, the Company is required to make the following payments:

•	Under the Company’s agreement with a third party, GPC Biotech is obligated to make milestone payments for each of these approvals in a total amount of approximately € 6.7 million.

•	The Company has a cash bonus plan to retain the Company’s employees in which the total payout may lead to an increase in personnel expenses of up to € 1.9 million.

•

The Company issued stock appreciation rights (SARs) to senior management, the members of the Supervisory Board, and certain employees. These SARs would entitle the holder to cash payments if the performance condition has been met.

Development and Supply Agreement

GPC Biotech is the owner and licensee of certain technology and patent rights regarding the monoclonal antibody known as 1D09C3. In March 2007, GPC Biotech entered into a development and supply agreement with a biologics supplier under which the biologics supplier agreed to: (1) develop a high-productivity cell line and develop and scale-up a robust manufacturing process and (2) produce quantities of 1D09C3 bulk drug substance for clinical development and commercial supply. Pursuant to the agreement, GPC Biotech is required to make certain payments over a period of 7 (seven) years. These payments will be charged to research and development expenses as services are rendered.

Contingent Gains

The Company is entitled to receive a net milestone payment of approximately € 5.1 million upon the acceptance for filing of the first Marketing Authorization Application (MAA) with the European Medicines Agency (EMEA) and a net milestone payment of approximately € 12.4 million upon the approval of the first MAA with EMEA. These contingent gains will be recognized as revenue when the milestones are achieved.

5. Loss per Share

Basic loss per common share is computed using the weighted average number of common shares outstanding during the period. Diluted net loss per common share is computed using the weighted average number of common and dilutive common equivalent shares from stock options and convertible debt using the treasury stock method. For all periods presented, diluted net loss per share is the same as basic net loss per share, as the inclusion of weighted average shares of common stock issuable upon the exercise of stock options and convertible debt would be antidilutive.

6. Comprehensive Loss

Comprehensive loss was € 19.5 million and € 12.9 million for the three months ended March 31, 2007 and 2006, respectively. Comprehensive loss is composed of net loss, unrealized gains and losses on marketable securities and short-term investments and cumulative foreign currency translation adjustments. Accumulated other comprehensive loss at March 31, 2007 and 2006 reflected € 0.5 million of unrealized gains and € 0.1 million of unrealized losses on marketable securities and short-term investments and € 2.6 million and € 2.0 million of cumulative foreign currency translation loss adjustments, respectively.

7. Shareholders’ Equity

On January 24, 2007, the Company issued 1,564,587 new ordinary shares at € 21.50 per share for a total net amount of € 32.6 million through a private placement. GPC Biotech received the proceeds from the placement after registration of the corresponding capital increase in the German commercial register in February 2007.

At March 31, 2007, members of the management board and employees of the Company had subscribed to 120,990 ordinary shares with a total value of € 663,700, which has been included in shareholders’ equity. The subscribed shares represent amounts paid for exercises of stock options for which ordinary shares have not been issued at March 31, 2007. The ordinary shares are expected to be registered and issued by June 30, 2007.

During the three months ended March 31, 2007, members of the management board and employees of the Company exercised some of their fully vested options and convertible bonds, receiving 488,417 new ordinary shares of the Company.

8. Additional Disclosures

General and Administrative Expenses

General and administrative (G&A) expenses for the three months ended March 31, 2007 increased 150% to € 11.0 million compared to € 4.4 million for the same period in 2006. The increase in G&A expenses is primarily due to the formation of a sales and marketing organization in anticipation of the Satraplatin product launch in the U.S., other pre-launch as well as legal expenses.

Share-Based Compensation

Share-based compensation cost was € 2,566,000 and € 1,560,000 for the three months ended March 31, 2007 and 2006, respectively.

9. Disclosures Required by the Frankfurt Stock Exchange

Number of Employees

As of March 31, 2007 and 2006, the number of employees totalled 261 and 224, respectively.

Shareholdings of Management

As of March 31, 2007 the members of the Management Board and Supervisory Board held shares, stock options, convertible bonds and stock appreciation rights in the amounts set forth in the table below:

	Number of Shares	Number of Stock Options	Number of Convertible Bonds	Number of Stock Appreciation Rights
Management Board
Bernd R. Seizinger, M.D., Ph.D.	61,500	789,000	968,500	—
Elmar Maier, Ph.D.	170,000	95,000	329,000	—
Sebastian Meier-Ewert, Ph.D.	194,405	201,500	362,625	—
Mirko Scherer, Ph. D.	4,000	240,000	382,250	—

Supervisory Board
Jürgen Drews, M.D. (Chairman)	26,900	10,000	12,500	60,000
Michael Lytton (Vice Chairman)	7,500	10,000	31,500	45,000
Metin Colpan, Ph.D.	19,400	10,000	10,000	33,750
Prabhavathi Fernandes, Ph.D.	—	—	10,000	35,000
James Frates	1,000	—	—	45,000
Peter Preuss	87,500	—	22,500	37,500

10. Subsequent Events

Acceptance of NDA Filing

On April 16, 2007, the U.S Federal Drug Administration (FDA) accepted the Company’s filing of the New Drug Application (NDA) for satraplatin for patients with hormone-refactory prostate cancer (HRPC) whose prior chemotherapy has failed. In addition, the Company was also notified that the FDA had granted the NDA priority review status. Priority review designation is intended for those products that address significant unmet medical needs and sets the target date for FDA action at six months from the date of submission. The Company completed the rolling submission of the NDA for satraplatin on February 15, 2007 and an action on the application from the FDA is expected in August 2007. The application will be reviewed under the provision of 21 CFR 314 Subpart H, for accelerated approval.

In connection with the above acceptance, the Company is required to pay approximately € 3.0 million to a third party. This amount was charged to research and development expense in 2006 when the occurrence of this event was deemed as probable.

Drug Discovery Reorganization

On May 3, 2007, the Company announced the consolidation of its drug discovery efforts to one location, resulting in the closing of the facility in Waltham, Massachusetts along with a total workforce reduction of approximately 16%. The Company currently estimates the costs of closing the facility to total approximately € 1.0 million, which are primarily related to employee severance and termination benefits and other closing costs. The Company expects such costs to continue through December 2007. These charges will be classified separately in the statement of operations, in accordance with SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.”